

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Joshua Goldstein
General Counsel and Secretary
Masterworks Vault 2, LLC
225 Liberty Street, 29th Floor
New York, New York 10281

      Re: Masterworks Vault 2, LLC
           Post-Qualification Amendment No. 8 to Offering Statement on Form 1-A
           Filed September 27, 2023
           File No. 024-12271

Dear Joshua Goldstein:

      This is to advise you that we do not intend to review your amendment.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Scott Anderegg at 202-551-3342 with any questions.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Trade & Services